MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
[redacted]

06015268

RECEIVED
2006 JUL 18 P 1:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 July 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6th of July 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-060711.1

part of MyTravel group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Pardus European Special Opportunities Master Fund L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Pardus European Special Opportunities Master Fund L.P.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

6 July 2006

11. Date company informed

6 July 2006

12. Total holding following this notification

18,500,000 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

4.02% of the 30p ordinary shares

14. Any additional information

The interest in the relevant share capital of the MyTravel Group plc indicated below arises by virtue of holdings attributed to the Pardus Fund as at July 6, 2006 (the date on which the notification obligation under Section 198 first arose). Pardus Capital serves as the investment manager of the Pardus Fund.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

6 July 2006

Pardus Capital Management L.P.
1001 Avenue of the Americas
Suite 1100
New York, NY 10018

July 6, 2006

By facsimile +44 (0) 170 674 2117

MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA
Attention: Company Secretary

Section 198 Notification of Material Interests in Shares

Dear Sir:

This notice is given by Pardus Capital Management L.P. ("Pardus Capital") on behalf of its affiliate, Pardus European Special Opportunities Master Fund L.P. (the "Pardus Fund"), pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital of MyTravel Group plc indicated below arises by virtue of holdings attributed to the Pardus Fund as at July 6, 2006 (the date on which the notification obligation under Section 198 first arose). Pardus Capital serves as the investment manager of the Pardus Fund.

Share capital to which this relates:

458,501,000 ordinary shares of 30p each outstanding (as per the MyTravel Group website)

Number of shares in which the Pardus Fund has an interest:

18,500,000

Percentage interest of MyTravel Group plc: 4.03%

4.03%

Name of registered holder:

Pardus European Special Opportunities Master Fund L.P.
P.O. Box 908GT
Mary Street
George Town, Grand Cayman
Cayman Islands

If you have any questions or need further information, please do not hesitate to contact me at +1 212 719 7568. Please note that any correspondence regarding the Pardus Fund should also be sent to c/o Pardus Capital Management L.P. at 1001 Avenue of the Americas, Suite 1100, New York, NY 10018.

Sincerely,

H.A. Zanganeh

Mr Hamid Zanganeh

1001 Avenue of the Americas
Suite 1100
New York, NY 10018
Tel: (212) 719-7550

PARDUS CAPITAL PARTNERS LP

Fax

To:	MyTravel Group Plc	**From:**	Hamid Zanganeh
Fax:	44 0 170 674 2117	**Pages:**	2 + cover sheet
Phone:		**Date:**	06-Jul-2006
Re:	MyTravel Group Plc	**CC:**	

☑ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Hamid Zanganeh
Chief Operating Officer
Pardus Capital Management L.P.
1001 Avenue of the Americas
Suite 1100
New York, NY 10018
(212) 719-7568 (D)
(917) 362-4044 (C)

This message (including attachments, if any) contains confidential information, intended only for the person(s) named above, and may also be privileged, contain work product or otherwise be protected. If you are not the intended recipient you are notified that you have received this message in error and that disclosing, copying, distributing, or taking any action in reliance on, the contents of this message is strictly prohibited. In such case, you should delete this message and kindly notify the sender via reply e-mail.

MYTRAVEL

RECEIVED

2006 JUL 18 P 1:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

11 July 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10th and 11th of July 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-060711

MYTGroupletO001

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

The Company Secretary
MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA

Fax No: 0176 742650

07 July 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 05 July 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 46,886,483 shares.

Of these 46,886,483 shares:

- The interest in 17,260 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.
- The interest in 34,105,357 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.
- The interest in 12,763,866 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

** TOTAL PAGE.01 **

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only.
The interest in 17,260 30p shares arose from the interest held by Goldman, Sachs & Co. , a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 34,105,357 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.
The interest in 12,763,866 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

17,260 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 34,105,357 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

5 July 2006

11. Date company informed

10 July 2006

12. Total holding following this notification

46,886,483 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

10.18% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon – 01706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

10 July 2006

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

The Company Secretary
MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA

Fax No: 01706 742650

10 July 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 6 July 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 24,893,595 shares.

Of these 24,893,595 shares:

- The interest in 110,930 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 24,782,665 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only. The interest in 110,930 30p shares arose from the interest held by Goldman, Sachs & Co. , a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 24,782,665 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

110,930 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 24,782,665 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

6 July 2006

11. Date company informed

11 July 2006

12. Total holding following this notification

24,893,595 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

5.40% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon – 01706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

11 July 2006